[Letterhead of Eversheds Sutherland (US) LLP]

March 18, 2022

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidus Investment Corporation Preliminary Proxy Statement on Schedule 14A filed March 3, 2022 File No. 814-00861

Dear Mr. Grzeskiewicz:

On behalf of Fidus Investment Corporation (the “Company”), we are furnishing this cover letter in response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 11, 2022, with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00861), filed with the SEC on March 3, 2022 (the “Preliminary Proxy Statement”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.	Comment: Please confirm that all applicable information required by Item 22(b) of Schedule 14A is included in this filing.

Response: The Company respectfully confirms that all applicable information required by Item 22(b) of Schedule 14A is included in the Preliminary Proxy Statement.

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March 18, 2022

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278 or at PayamSiadatpour@eversheds-sutherland.com.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation

Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation

Steve B. Boehm, Eversheds Sutherland (US) LLP